Exhibit 12

Arch Capital Finance LLC
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

Years Ended December 31, 2016

Income (loss) before income taxes	$(1,415)

Fixed charges	2,645

Income available for fixed charges	$1,230

Fixed charges:
Interest and amortization on indebtedness	2,645
Total fixed charges	2,645

Ratio of earnings to fixed charges	0.5

Note: Arch Capital Finance LLC was formed on November 3, 2016.